Exhibit 12

NEXTERA ENERGY PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS(a)

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(millions of dollars)
Earnings, as defined:
Net income	$109	$380	$107	$141	$17
Income taxes	167	57	33	(50)	26
Fixed charges included in the determination of net income, as below	212	163	125	103	52
Amortization of capitalized interest	6	6	3	2	—
Distributed income of equity method investee	47	50	62	—	—
Less: Equity in earnings of equity method investee and non-economic ownership interests	(51)	(36)	(34)	(15)	4
Total earnings, as defined	$490	$620	$296	$181	$99

Fixed charges, as defined:
Interest expense	$199	$152	$117	$100	$49
Rental interest factor	13	11	8	3	3
Fixed charges included in the determination of net income	212	163	125	103	52
Capitalized interest	—	6	9	4	30
Total fixed charges, as defined	$212	$169	$134	$107	$82

Preferred unit distributions requirement	$3
Ratio of income before income taxes to net income	2.53
Preferred unit distributions requirement before income taxes	$8

Combined fixed charges and preferred unit distributions requirement	$220

Ratio of earnings to fixed charges	2.31	3.67	2.21	1.69	1.21

Ratio of earnings to combined fixed charges and preferred unit distributions(a)	2.23	3.67	2.21	1.69	1.21
————————————

(a)
Prior to 2017, NextEra Energy Partners, LP had no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred unit distributions.